UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33548

Jaguar Mining Inc.
(Exact name of registrant as specified in its charter)

67 Yonge Street, Suite 1203
Toronto, Ontario, Canada M5E 1J8
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
Common Share Purchase Rights
Rights
(Title of each class of securities covered by this Form)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History.

A.  Jaguar Mining Inc. (the "Company") first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 18, 2007, the date on which its registration statement on Form 40-F relating to its Common Stock, no par value (the "Common Stock"), was declared effective.

B. The Company has filed or furnished all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) on Form 20-F for the 12 months preceding the filing of this Form 15F.

Item 2. Recent United States Market Activity.

The Company’s shares of Common Stock have not previously been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”). The Company has not sold securities in the United States in any registered offering under the Securities Act in the 12 months preceding the filing of this Form 15F.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3. Foreign Listing and Primary Trading Market.

A. The Common Stock is listed on the TSX Venture Exchange (“TSX-V”), in Canada. The primary trading market of the Common Stock is the TSX-V as of the recent 12-month period. The first and last days of the recent 12-month period are August 19, 2014 and August 19, 2015, respectively.

B. The Common Stock was first listed on TSX-V on May 1, 2014. The Company has since maintained its listing on the TSX-V, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C. The percentage of trading in the Common Stock on the TSX-V as of a recent 12-month period from August 19, 2014 and August 19, 2015 was 100%.

Item 4. Comparative Trading Volume Data.

Not Applicable.

Item 5. Alternative Record Holder Information.

As of July 31, 2015, the number of record holders of the Common Stock who are United States residents was 61. We have relied upon the assistance of Computershare Investor Services Inc. and Broadridge Financial Solutions and to determine the number of U.S. holders of the Common Stock.

Item 6. Debt Securities.

Not applicable.

Item 7. Notice Requirement.

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 12(g) and Section 13(a) or Section 15(d) of the Exchange Act, or both, on September 1, 2015 via CNW Canada Newswire.

B. The Company disseminated this notice in the United States by submitting a copy of the notice under cover of a Form 6-K on September 1, 2015. Such notice was also posted on the Company’s website (http://www.jaguarmining.com).

Item 8. Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The Company intends to publish the information required by Rule 12g3-2(b)(1)(iii) at the following web sites: (i) http://www.jaguarmining.com, and (ii) http://www.sedar.com.

PART III

Item 10. Exhibits.

Not applicable.

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Jaguar Mining Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Jaguar Mining Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Jaguar Mining Inc.
Date: September 1, 2015
	By:	/s/ Derrick Weyrauch
Derrick Weyrauch
Chief Financial Officer